UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ermenegildo Zegna N.V.

(Name of Issuer)

Ordinary shares, nominal value €0.02 per share

(Title of Class of Securities)

N30577 105

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N30577 105	13G	Page 2 of 5

(1)	NAMES OF REPORTING PERSONS MONTERUBELLO S.S.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 149,734,550
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 149,734,550
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,734,550
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 61.8%*
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Calculated based on 242,343,659 Ordinary Shares issued and outstanding on December 17, 2021, as reported on the Issuer’s Form F-1 filed with the Securities and Exchange Commission on January 19, 2022.

CUSIP NO. N30577 105	13G	Page 3 of 5

Item 1(a).	Name of Issuer:

Ermenegildo Zegna N.V.

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy.

Item 2(a).	Name of Person Filing:

MONTERUBELLO S.S. (“Monterubello”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Monterubello’s principal place of business is Via Marconi 23, 13835 Valdilana loc. Trivero, Italy.

Item 2(c).	Citizenship:

Monterubello is organized under the laws of Italy.

Item 2(d).	Title of Class of Securities:

Ordinary shares, nominal value €0.02 per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

N30577 105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2021, Monterubello directly held 149,734,550 Ordinary Shares.

Item 4(b).	Percent of Class:

61.8%, which is calculated based on 242,343,659 Ordinary Shares issued and outstanding on December 17, 2021, as reported on the Issuer’s Form F-1 filed with the Securities and Exchange Commission on January 19, 2022.

Item 4(c).	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 149,734,550

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 149,734,550

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP NO. N30577 105	13G	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

This Item 10 is not applicable.

CUSIP NO. N30577 105	13G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February14, 2022	MONTERUBELLO S.S.

	By:	/s/ Ermenegildo Zegna di Monte Rubello
Name: Ermenegildo Zegna di Monte Rubello
Title: President